

16012182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Norfolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 19th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Pease 212-257-6750 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street, 4th Floor (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County/City of New Haven
Commonwealth/State of CT
The foregoing instrument was subscribed and sworn before me this 25 day of Feb 2016 by Glenn Pease
(name of person seeking acknowledgement)
Notary Public
My Commission Expires 9/30/16
Notary Public

Laura Pekari
NOTARY PUBLIC
State of Connecticut
My Commission Expires 9/30/16

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act	9
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditor's Report on Internal Control Required by the Commodity Futures Trading Commission and the National Futures Association	11-12


RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Members
Norfolk Markets, LLC
New Haven, Connecticut

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Norfolk Markets, LLC's financial statements. The Supplemental Information is the responsibility of Norfolk Markets, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Stamford, Connecticut
February 24, 2016

THE POWER OF BEING UNDERSTOOD
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NORFOLK MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

Assets	
Cash and cash equivalents	$ 482,608
Fees receivable	1,226
Prepaid expenses and other	22,592
Property and equipment, net	7,931
Security deposit	47,833
Total assets	$ 562,190
Liabilities and Members' Equity	
Accounts payable	$ 8,657
Accrued expenses	173,125
Total liabilities	181,782
Commitments and Contingencies	
Members' equity	380,408
Total liabilities and members' equity	$ 562,190

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

Revenues	
Referral and placement fee income	$ 5,394,981
Other income	15,506
Total revenues	5,410,487
Expenses	
Salary and bonuses	3,604,102
Rent	362,774
Employee benefits	337,473
Subscriptions and licenses	325,509
Employment related expenses	118,846
Office and other expenses	89,302
Information technology support	53,573
Telecommunications	52,660
Dues and registrations	51,763
Travel and entertainment	49,251
Insurance	47,339
Professional fees and consulting	40,934
Depreciation and amortization	14,367
Total expenses	5,147,893
Net income	$ 262,594

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2015

Balance, beginning	$	272,316
Distributions		(154,502)
Net income		262,594
Balance, ending	$	380,408

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income	$	262,594
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		14,367
Decrease (increase) in operating assets:		
Fees receivable		3,141
Prepaid expenses and other		(3,963)
Increase (decrease) in operating liabilities:		
Accounts payable		(14,665)
Accrued expenses		(119,819)
Net cash provided by operating activities		141,655
Cash Flows from Investing Activities		
Purchase of property and equipment		(3,440)
Net cash provided by investing activities		(3,440)
Cash Flows from Financing Activities		
Members' distributions		(154,502)
Net cash used in financing activities		(154,502)
Net decrease in cash and cash equivalents		(16,287)
Cash and cash equivalents		
Beginning		498,895
Ending	$	482,608

See Notes to Financial Statements.

Note 1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on July 1, 1999 as a Delaware Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission (the "CFTC") and a member of the National Futures Association. The Company's revenue is primarily derived from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including money market funds held for investment.

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Fees receivable and allowance for doubtful accounts: Fees receivable are customer obligations due under agreed upon trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible, along with a general reserve, are included in the overall allowance for doubtful accounts. Management has reviewed fees receivable at December 31, 2015 and determined they are fully collectible, thus no reserve has been established.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The straight-line method of accounting is utilized for computing depreciation over the respective assets estimated useful life.

Fumiture and fixtures	5-7 years
Office equipment	3 years
Leasehold improvements	Term of the lease

Revenue recognition: The Company recognizes revenue from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital as earned based on the contractual arrangements with its clients.

Income taxes: No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the member's income tax return.

Note 3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $300,691, which is $288,572 in excess of its required net capital of $12,119. The percentage of aggregate indebtedness to net capital is 60.5% at December 31, 2015.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 of the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2015, the Company had net capital of $300,691, which is $255,691 in excess of its required net capital of $45,000 under Regulation 1.17.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 4. Property and Equipment

Property and equipment consist of the following at December 31, 2015:

Furniture and fixtures	$	148,690
Office eqiupment		9,633
Leasehold improvements		11,411
		169,734
Less accumulated depreciation and amortization		(161,803)
	$	7,931

Depreciation expense for the year ended December 31, 2015 was $14,367.

Note 5. Related Party Transactions

The Company leases its Norfolk, Connecticut office space on a month-to-month basis from 10 Station Place, LLC ("10SP"), which is wholly owned by one of the members of the Company. During 2015, the Company paid 10SP $7,800 in rent.

Note 6. Concentrations

One major customer accounted for 90% of total revenues earned during 2015. The loss of this customer could have a significant effect on the revenues of the Company.

Note 7. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2012. For the year ended December 31, 2015, management has determined there are no material uncertain income tax positions.

Note 8. Retirement Plan

The Company participates in a 401(k) retirement plan, which allows employees to defer a percentage of their wages subject to Internal Revenue Code limits. The plan covers all employees and allows discretionary employer profit sharing contributions. Retirement plan expense totaled $88,410 in 2015, which is included in employee benefits in the Statement of Operations.

Note 9. Commitments and Contingencies

Lease obligation: The Company entered into an operating lease agreement on April 18, 2014 for office space in New York City. The lease agreement called for monthly rent of $23,917 beginning June 1, 2014 through July 31, 2015. The Company subsequently extended the lease on the same terms until July 31, 2017.

The Company also leases office space in Norfolk, Connecticut on a month-to-month basis from 10SP (see Note 6).

Rent expense totaled $362,774 for the year ended December 31, 2015.

Future minimum lease payments at December 31, 2015 are as follows:

Year Ended December 31,	Amount
2016	$ 287,000
2017	167,417
Total	$ 454,417

Note 10. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 24, 2016 for potential recognition or disclosure in the financial statements.

NORFOLK MARKETS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGUALTION 1.17 OF THE COMMODITY EXCHANGE ACT
December 31, 2015

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Members' equity	$	380,408
Less non-allowable assets		
Fees receivable		(1,226)
Prepaid expenses and other		(22,592)
Property and equipment, net		(7,931)
Security deposit		(47,833)
Net capital before haircuts on securities		300,826
Haircuts on Securities		
Foreign currency		(135)
Net capital	$	300,691
Aggregate Indebtedness		
Accounts payable		8,657
Accrued expenses		173,125
	$	181,782
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness	$	12,119
Net capital in excess of requirement	$	288,572
Percentage of aggregate indebtedness to net capital		60.5%

Computation of Net Capital Pursuant to CFTC Rule 1.17

Net Capital	$	300,691
Minimum capital requirement (the greater of $45,000 or 6 2/3% of aggregate indebtedness)		45,000
Excess net capital	$	255,691

Note: There were no material differences between the above computations and the computations included in the Company's corresponding unaudited amended Form X-17A-5 Part II A filing as of December 31, 2015 an pursuant to CFTC Rule 1.17

NORFOLK MARKETS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company is exemption from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RSM

RSM US LLP

Independent Auditor's Report on Internal Control

To the Managing Members
Norfolk Markets, LLC
New Haven, Connecticut

In planning and performing our audit of the financial statements of Norfolk Markets, LLC (the Company), as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Managing Members, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Stamford, Connecticut
February 24, 2016